The Glenmede Fund, Inc. and The Glenmede Portfolios

c/o State Street Bank and Trust Company

One Congress Street, Suite 1

Boston, MA 02114

June 20, 2023

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Deborah L. O’Neal, Esq.

Division of Investment Management

Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	The Glenmede Fund, Inc. - Registration Nos. 33-22884 and 811-05577 (the “Fund” or “Registrant”)

Dear Ms. O’Neal:

The purpose of this letter is to respond to your comments provided on June 1, 2023, regarding the Fund’s Post-Effective Amendment (“PEA”) No. 115 to its registration statement relating to the Muni Enrichment Portfolio, on Form N-1A. Please note that as explained below in the Registrant’s response to Comment 3, the Registrant has chosen to amend the name of the Portfolio to “The Glenmede Fund, Inc—Municipal Allocation Portfolio” (the “Portfolio”). PEA No. 115 was filed with Securities Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on April 14, 2023.

For your convenience, each comment made by the staff has been reproduced immediately followed by the Fund’s response.

1.

Comment: Please confirm that, in the event the fees and expenses incurred indirectly by the Portfolio as a result of investment in shares of one or more Acquired Funds, as defined in Form N-1A, exceed 0.01% (one basis point) of average net assets of the Portfolio, the Registrant will disclose those fees and expenses in a sub caption titled “Acquired Fund Fees and Expenses” in the section entitled “Fees and Expenses of the Portfolio” of the prospectus.

Response: The Registrant confirms that, in the event the fees and expenses incurred indirectly by the Portfolio as a result of investment in shares of one or more Acquired Funds exceed 0.01% (one basis point) of average net assets of the Portfolio, the Registrant will disclose those fees and expenses in a sub caption titled “Acquired Fund Fees and Expenses” in the section entitled “Fees and Expenses of the Portfolio” of the prospectus.

2.

Comment: The Staff notes that the Portfolio will not be charged a management fee by Glenmede Investment Management LP (the “Advisor”). Please confirm that there will be no future recoupment of management fees from the Portfolio.

Response: The Registrant confirms that there will be no future recoupment of management fees.

3.	Comment: Please explain the applicability of the word “Enrichment” in the Portfolio’s name.

Response: Upon further discussion, and to avoid possible confusion in the future, the Registrant has chosen to amend the name of the Portfolio to “The Glenmede Fund, Inc - Municipal Allocation Portfolio”. The Portfolio is a pooled investment vehicle held within lower denominational SMAs to aggregate liquidity and complement individual bond holdings. It is intended to give SMAs exposure to municipal holdings that, by reason of the minimum investments in the holdings, the asset size of the SMA, or the transaction costs of the holdings, would otherwise not be available to smaller SMA investors.

4.

Comment: Please consider whether the Portfolio’s principal investment strategies warrant adding “frequent and active trading” risk disclosure under the subheading, “Principal Investment Risks” in the “Summary Section” of the prospectus or under the subheading, “Objective, Principal Strategies and Risks” in the “Additional Information About Investments” section of the prospectus.

Response: The Registrant anticipates that the Portfolio will not engage in “frequent and active trading,” and thus declines to make the addition to its principal investment risks.

5.

Comment: Under the subheading “Investment Duration and Quality” in the prospectus, please add an explanation and/or example of “duration.” If the Portfolio has a target duration, please also disclose the target.

Response: The Registrant will add the following example of duration in the Portfolio’s prospectus:

“Duration is a measure of the price sensitivity of a debt security or a portfolio of debt securities to a change in interest rates. The Portfolio does not have a specific duration target, and may invest in securities of any duration. The longer the duration of the Portfolio’s debt securities, the more sensitive they will be to interest rate changes (as a general rule, a 1% rise in interest rates means a 1% fall in value for every year of duration).”

6.

Comment: When it becomes known, please update the disclosure on page 17 under the subheading “Investment Advisor” in the “Additional Information About Management of the Portfolio” section of the prospectus to identify the shareholder report that contains this “discussion”, including the period covered by the relevant annual or semi-annual report, pursuant to Item 10. (a) (iii) of Form N-1A.

Response: The Registrant will revise the disclosure to read as follows:

“A discussion regarding the Board’s basis for approving the Investment Advisory Agreement will be available in the Fund’s April 30, 2024 semi-annual shareholder report (the first shareholder report following the commencement of operations of the Portfolio).”

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

Please contact me at (617) 285-4403 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Daniel Bulger
Daniel Bulger